Exhibit 21

Subsidiaries of Vringo, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Innovate/Protect, Inc.	Delaware
I/P Engine Inc.	Virginia
Iron Gate Security, Inc.	Delaware
Vringo Labs, Inc.	Delaware
Vringo Infrastructure, Inc.	Delaware
Vringo Germany GmbH	Germany
Vringo Ventures, Inc.	Delaware
Vringo Acquisition, Inc.	Delaware
Vringo (Israel), Ltd.	Israel